Exhibit 12.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES
Statement of Computation of Ratios of
Earnings to Fixed Charges and
Preferred Dividends and Distributions

(In thousands, except ratios)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings
Pretax income from continuing operations	$32,387	$41,999	$27,733	$26,963	$4,694
Preferred dividends	3,128	3,128	3,128	2,945	—
Fixed charges
Interest expense	36,013	38,640	37,940	31,610	24,514
Estimated interest expense within rental expense (1)	223	220	217	207	181

Total Fixed charges and Preferred dividends	39,364	41,988	41,285	34,762	24,695

Earnings Before Fixed charges and Preferred dividends	$71,751	$83,987	$69,018	$61,725	$29,389

Ratio of Earnings to Fixed Charges and Preferred Dividends and Distributions	1.82	2.00	1.67	1.78	1.19

(1)  All rental expense is derived from operating leases. There is no expressed interest expense within rental expense. Rather, the imputed interest expense within rental expense is calculated by multiplying by 30%, the office rent for each of the years ended, as indicated above.